
15008731

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-54025

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fox Chase Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, PA 19040

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Schedule.

   Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2014.

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

Fox Chase Bank 401(k) Retirement Plan Financial Statements


BAKER TILLY

Baker Tilly Virchow Krause, LLP
2609 Keiser Blvd
Wyomissing, PA 19610-3338
tel 610 927 4910
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Report of Independent Registered Public Accounting Firm

Audit Committee and Participants
Fox Chase Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fox Chase Bank 401(k) Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 (the Schedule) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the supplemental information in the Schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.


Baker Tilly Virchow Krause, LLP

Wyomissing, Pennsylvania
June 12, 2015

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets		
Investments, at fair value:		
Mutual funds	$ 5,642,248	$ 4,688,762
Common collective trust funds	1,664,769	1,557,011
Common stocks	1,878,276	1,680,332
Total investments	9,185,293	7,926,105
Notes receivables from participants	110,582	80,132
Total Assets	9,295,875	8,006,237
Liabilities		
Excess deferrals due to participants	12,513	10,965
Net Assets Available for Benefits Reflecting Investments at Fair Value	9,283,362	7,995,272
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,062)	(5,622)
Net Assets Available for Benefits	$ 9,273,300	$ 7,989,650

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions:		
Investment Income		
Net appreciation in fair value of investments	$ 220,485	$ 1,098,262
Interest and dividends	255,913	99,812
Total Investment Income	476,398	1,198,074
Interest income on notes receivable from participants	3,583	3,774
Contributions		
Participants	644,264	627,510
Employer	142,389	145,517
Rollovers	122,392	330,355
Total Contributions	909,045	1,103,382
Total additions	1,389,026	2,305,230
Deductions:		
Benefits Paid to Participants	(72,256)	(202,109)
Administrative Expenses	(33,120)	(22,690)
Total deductions	(105,376)	(224,799)
Net Increase	1,283,650	2,080,431
Net Assets Available for Benefits - Beginning of Year	7,989,650	5,909,219
Net Assets Available for Benefits - End of Year	$ 9,273,300	$ 7,989,650

See accompanying notes to financial statements.

Note 1 - Description of Plan

The following brief description of the Fox Chase Bank 401(k) Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General/Subsequent Event

The Plan was established as of January 1, 1995, and amended, thereafter, several times with the last amendment as of July 1, 2010. The Plan is a contributory defined contribution plan covering substantially all employees of Fox Chase Bank (Company) who have completed one month of service and are not otherwise excluded as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of October 23, 2014, the Plan was amended and restated effective January 1, 2015 to bring the plan into compliance with the Pension Protection Act of 2006 (PPA) and other legislative and regulatory changes (i.e. the 6-year pre-approved plan restatement). In addition, effective January 1, 2015, the Plan includes an automatic salary deferral feature where a portion of the employee's compensation will automatically be withheld. No changes were made to when the employee is eligible to participate.

Participation

An employee is eligible to become a participant in the Plan on the first day of the month following the date eligibility requirements are met, which is after one month of service.

Contributions

There are four types of contributions that can be added to a participant's account: an employee salary deferral contribution, a catch up contribution, an employer matching contribution and amounts representing distributions from other qualified defined benefit or contribution plans (a rollover contribution).

Participants may contribute up to 25% of their annual pre-tax compensation, with a cap of $17,500 for the Plan year ended December 31, 2014, by way of a salary deferral contribution. Participants who have obtained age 50 before the end of the Plan year are eligible to make additional contributions of $5,500. The Company contributes an amount equal to 33-1/3% of the participant's salary deferral contributions of the first 6% of the contribution, up to a maximum of 2% of the participant's salary.

The participants may direct their accounts into various investment options. Employees must meet certain requirements to receive an allocation of the employer matching contribution.

Note 1 - Description of Plan (Continued)

Participants' Accounts

Each participant's account will reflect the investment performance of the investment fund or funds in which the participant is invested. Dividends and interest earned within each investment fund are reinvested in that fund. The expense of managing each investment fund, including management fees and other transaction costs, are charged against the total assets of the applicable fund. In addition, Pentegra Trust Company (Plan Trustee) may charge participants an administration fee in connection with the offering of certain investment funds.

Requirements for Vesting

Prior to January 1, 2007, employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service. On and after January 1, 2007, employees are credited with a year of service for each Plan year during which they have at least 365 days of employment measured from the date of hire.

Vesting

A participant is 100% vested at all times in the participant's salary deferral account, catch up contribution account (if any), rollover contribution account (if any) and any associated investment income they may have earned on such accounts regardless of the number of years of service. If participants cease to be employed by the Company, other than by retirement, disability, or death, the vested interest in the remainder of their accounts, including investment income on employer matching contributions, is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
Less than 1 year	0%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years or more	100

Payment of Benefits

In the normal course of business, distributions will be paid as soon as administratively possible as follows:

1) Retired or disabled participants have the right to receive benefits in a (a) single cash payment, (b) deferred payment or (c) rollover.

2) Upon the death of a participant, the full value of the vested plan accounts will be paid to the participant's spouse or designated beneficiary of record.

3) Upon termination of service other than by retirement, disability, or death, the participants have the right to receive vested benefits in a (a) single cash payment or (b) rollover.

Note 1 - **Description of Plan (Continued)**

If one of the above options is not selected by a participant, the default method of distribution will be as follows:

(a) if the value of the participant account is $1,000 or less, the benefits will automatically be paid in the form of a single cash payment;
(b) if the value of the participant account exceeds $1,000 and is less than or equal to $5,000, the value of the participant account will be transferred to a rollover Individual Retirement Account (IRA) established on the participant's behalf;

(c) if the value of the participant account exceeds $5,000, the benefits will automatically be paid at the normal retirement date in the form of a single cash payment;

There were no distributions due participants as of December 31, 2014 and 2013.

Notes Receivable from Participants

Loans are available to participants of the Plan and are subject to approval by the Plan Administrator. Loans may not exceed the greater of $50,000 or one-half of a participant's nonforfeitable account balance and are secured by the balance in the participant's account. Participants may not have more than one (1) outstanding loan at any time. Loans bear interest on the unpaid principal, and must be repaid in a term of no less than one year or no greater than five years unless the loan is used to acquire a principal residence, which term may not exceed fifteen years. Interest is payable at the Barron's Prime Rate as published in the last publication of Barron's for the month prior to the loan being originated, plus one percent (1%). At December 31, 2014, the interest rate on all loans was 4.25%. The minimum loan amount is $1,000.

Administrative Costs

The Company absorbs ordinary administrative costs of the Plan such as fees for legal, accounting, consulting and trust services which are excluded from these financial statements. The expenses of managing each investment fund, including investment management fees and other transaction costs, are charges against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Forfeited Accounts

As of December 31, 2014 and 2013, forfeited employer matching non-vested accounts amounted to $102 and $1,425. Forfeitures of employer matching non-vested accounts are used to offset part of the Company's future matching contributions. During the years ended December 31, 2014 and 2013, forfeitures applied against employer contributions amounted to $7,954 and $1,603, respectively.

Note 1 - Description of Plan (Continued)

Hardship Withdrawals

A hardship withdrawal is a distribution taken to satisfy an immediate and substantial financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper approval from the Plan Trustee. Amounts withdrawn for hardships may not be redeposited to this or any other Plan maintained by the Company, and they may not be rolled over to either an IRA or another qualified retirement plan. There were no hardship withdrawals taken during the year ended December 31, 2014. There was one hardship withdrawal in 2013.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting and Presentation

The financial statements of the Plan have been prepared under the accrual method of accounting. Prior period amounts are reclassified, when necessary, to conform with the current year's presentation.

Valuation of Investments

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note 3. The Wells Fargo Stable Value Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully-benefit responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value as described in the paragraph below titled Fully Benefit-Responsive Investment Contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on the investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts

As described in Accounting Standards Codification ("ASC") 946, *Financial Services – Investment Companies,* investments held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in a common collective trust fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Note 2 - Summary of Significant Accounting Policies (Continued)

The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The average market yield of the Wells Fargo Stable Value Fund for the year ended December 31, 2014 and 2013 was 1.40% and 1.36%, respectively. The average yield earned by the Wells Fargo Stable Value Fund that reflects the actual interest credited to participants for the year ended December 31, 2014 and 2013 was 1.64% and 1.52%, respectively.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes Receivable from Participants are recorded at unpaid principal plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based on terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include the determination of the fair value of the Plan assets. Accordingly, actual results may differ from those estimates.

Note 3 - Fair Value Measurements

The Plan measures its investments on a recurring basis at fair value in accordance with ASC 820, "Fair Value Measurements," which establishes a fair value hierarchy. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical instruments.

Level 2: Inputs are quoted prices for similar instruments in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Note 3 - **Fair Value Measurements (Continued)**

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2014 or 2013.

Mutual Funds: Valued at the Net Asset Value ("NAV"), as quoted in an active market, of shares held by the Plan at year end.

Common Collective Trust Funds: Valued at the NAV of shares held by the Plan at year end.

Common collective trust funds are stated at fair value and are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common collective trust fund as based on information reported by the investment advisor. Further information concerning the common collective trust funds may be obtained from their separate audited financial statements.

Common collective trust funds held at December 31, 2014 and 2013 include:

Wells Fargo Stable Value Fund - The Fund is managed to protect principal while providing the potential for higher rates of return than other conservative investments, such as money market funds. The Fund invests in a diversified pool of investment contracts issued by high quality financial institutions. These assets include guaranteed investment contracts (GICs), bank investment contracts (BICs), and security backed contracts.

Pentegra Advantage Moderately Conservative Asset Allocation Fund - The Fund seeks a combination of current income and capital appreciation. The Fund is a "fund of funds" that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents funds that meets the Fund's investment criteria. The Fund targets 35% to equity funds and 65% to fixed income and cash equivalents funds.

Pentegra Advantage Aggressive Asset Allocation Fund - The Fund primarily seeks total return through capital appreciation. The Fund is a "fund of funds" that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents funds that meets the Fund's investment criteria. The Fund targets 80% to equity funds and 20% to fixed income and cash equivalents funds.

Pentegra Advantage Moderately Aggressive Asset Allocation Fund - The Fund seeks total return, consisting of capital appreciation and current income. The Fund is a "fund of funds" that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents that meets the Fund's investment criteria. The Fund targets 65% to equity funds and 35% to fixed income and cash equivalents funds.

Note 3 - Fair Value Measurements (Continued)

Pentegra Advantage Moderate Asset Allocation Fund - The Fund seeks a combination of capital appreciation and current income. The Fund is a "fund of funds" that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents funds that meets the Fund's investment criteria. The Fund targets 50% to equity funds and 50% to fixed income and cash equivalents funds.

Sunrise Retirement Balanced Equity Fund - The Fund targets 70% of its assets in a diversified mix of equity mutual funds and 30% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The fixed-income exposure will be invested in intermediate-term fixed-income and money market mutual funds. This Fund's strategic asset class targets include: 35% U.S. large-cap equity, 22% U.S. mid/small-cap equity, 13% non-U.S. equity, 27% fixed-income, and 3% cash equivalents.

Sunrise Retirement Balanced Fund - The Fund targets 55% of its assets in a diversified mix of equity mutual funds and 45% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The fixed income exposure will be invested in intermediate-term fixed-income and money market mutual funds. This Fund's strategic asset class targets include: 30% U.S. large-cap equity, 15% U.S. mid/small-cap equity, 10% non-U.S. equity, 42% fixed-income, and 3% cash equivalents.

Sunrise Retirement Diversified Equity Fund - The Fund seeks to be 97% invested in a diversified mix of equity mutual funds, including mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The balance will be invested in a money market portfolio. This Fund's strategic asset class targets include: 42% U.S. large-cap equity, 35% U.S. mid/small-cap equity, 20% non-U.S. equity, and 3% cash equivalents.

Sunrise Retirement Diversified Income Fund - The Fund targets 40% of its assets in a diversified mix of equity mutual funds and 60% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The fixed-income exposure will be invested in intermediate-term fixed-income and money market mutual funds. This Fund's strategic asset class targets include: 25% U.S. large-cap equity, 10% U.S. mid/small-cap equity, 5% non-U.S. equity, 57% fixed-income, and 3% cash equivalents.

Fox Chase Bancorp, Inc. Common Stock Fund: The Fund consists of shares of Fox Chase Bancorp, Inc. stock and a money market mutual fund holding. The fair value of the fund is determined by using: (1) the closing price reported in the active market in which Fox Chase Bancorp, Inc. stock is traded plus (2) the fair value of the money market mutual fund holdings.

Note 3 - Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	2014			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
American Beacon Large Cap Value Fund (I)	$ 902,797	$ 902,797	$ -	$ -
American Funds EuroPacific Growth Fund (R6)	611,728	611,728	-	-
DFA US Small Cap Portfolio	828,610	828,610		
Fidelity Spartan 500 Index Fund IV Investor	1,002,886	1,002,886	-	-
Vanguard Mid-Cap Index Fund (Inv)	977,620	977,620	-	-
T. Rowe Price Blue Chip Growth Fund	816,331	816,331	-	-
Dodge & Cox Income Fund	502,276	502,276		
Common collective trust funds				
Pentegra Advantage Moderately Conservative Asset Allocation CL O	250,352	-	250,352	-
Pentegra Advantage Aggressive Asset Allocation CL O	184,253	-	184,253	-
Pentegra Advantage Moderately Aggressive Asset Allocation CL O	268,605	-	268,605	-
Pentegra Advantage Moderate Asset Allocation CL O	240,768	-	240,768	-
Wells Fargo Stable Value Fund (C)	720,791	-	720,791 *	-
Fox Chase Bancorp, Inc. Common Stock Fund	1,878,276	-	1,878,276	-
Total Investments at Fair Value	$ 9,185,293	$ 5,642,248	$ 3,543,045	$ -

* Represents fair value. As of December 31, 2014, the contract value was $710,729.

Note 3 - Fair Value Measurements (Continued)

	2013			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
American Beacon Large Cap Value Fund (I)	$ 724,652	$ 724,652	$ -	$ -
American Funds EuroPacific Growth Fund (R6)	610,106	610,106	-	-
DFA US Small Cap Portfolio	731,763	731,763		
Fidelity Spartan 500 Index Fund IV Investor	818,352	818,352	-	-
Vanguard Mid-Cap Index Fund (Inv)	719,228	719,228	-	-
Harbor Bond Fund (I)	411,869	411,869	-	-
T. Rowe Price Blue Chip Growth Fund	672,792	672,792	-	-
Common collective trust funds				
Sunrise Retirement Balanced Equity Fund	235,490	-	235,490	-
Sunrise Retirement Balanced Fund	255,956	-	255,956	-
Sunrise Retirement Diversified Equity Fund	144,765	-	144,765	-
Sunrise Retirement Diversified Income Fund	219,736	-	219,736	-
Wells Fargo Stable Value Fund (C)	701,064	-	701,064 *	-
Fox Chase Bancorp, Inc. Common Stock Fund	1,680,332	-	1,680,332	-
Total Investments at Fair Value	$ 7,926,105	$ 4,688,762	$ 3,237,343	$ -

* Represents fair value. As of December 31, 2013, the contract value was $695,442.

Note 4 - Investments

The following table presents the fair value of investments as of December 31:

Investments	2014	2013
Mutual funds:		
American Beacon Large Cap Value Fund (I)	$ 902,797*	$ 724,652*
American Funds EuroPacific Growth Fund (R6/R5)	611,728*	610,106*
DFA US Small Cap Portfolio	828,610*	731,763*
Fidelity Spartan 500 Index Fund IV Investor	1,002,886*	818,352*
Vanguard Mid-Cap Index Fund (Inv)	977,620*	719,228*
Harbor Bond Fund (I)	-	411,869*
T. Rowe Price Blue Chip Growth Fund	816,331*	672,792*
Dodge & Cox Income Fund	502,276*	-
	5,642,248	4,688,762
Common Stock Fund:		
Fox Chase Bancorp, Inc. Common Stock Fund	1,878,276*	1,680,332*
Common collective trust funds:		
Wells Fargo Stable Value Fund (C)	$ 720,791*,**	$ 701,064*,**
Other common collective trust funds	943,978	855,947
	1,664,769	1,557,011
Total Investments	$ 9,185,293	$ 7,926,105

* Investments represent 5% or more of the Plan's net assets available for benefits in the respective year.
** Contract value of $710,729 and $695,442 as of December 31, 2014 and 2013, respectively.

The following presents the details of the net appreciation or depreciation in the fair value of investments for the years ended December 31, 2014 and 2013. Amounts include realized gains and losses and appreciation or depreciation in the fair value of the Plan's investments as of December 31, 2014 and 2013. Any interest and dividend income from the underlying assets of the common collective trust funds are included in the net appreciation for those funds.

Investments	2014	2013
Mutual funds	$ 216,735	$ 902,235
Fox Chase Bancorp, Inc. Common Stock Fund	(57,956)	51,544
Common collective trust funds	61,706	144,483
	$ 220,485	$ 1,098,262

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6 - Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated April 24, 2012, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. The Plan was amended and restated effective January 1, 2105, but will have no material effect on the favorable determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there were no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 7 - Related Party and Party-in-Interest Transactions

Certain investments of the Plan are managed or sponsored by Pentegra Retirement Services, Inc. Pentegra Retirement Services, Inc. is the record-keeper, Pentegra Trust Company is the trustee and Reliance Trust Company is the custodian as defined by the Plan. The Plan invests in the Fox Chase Bancorp, Inc. Common Stock Fund which holds common stock of the Plan Sponsor, Fox Chase Bancorp, Inc. (the "Holding Company"). These transactions qualify as parties-in-interest. Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the Statements of Changes in Net Assets Available for Plan Benefits as administrative expense. The Company pays for fees for accounting and other administrative services.

Participants may elect to invest in the Fox Chase Bancorp, Inc. Common Stock Fund which holds the stock of the Holding Company (the "stock"). Transactions of the stock qualify as related party and party-in-interest transactions. Total purchases of the stock at market value for 2014 and 2013 were approximately $223,000 and $205,000, respectively. Total sales of the stock at market value for 2014 and 2013 were $26,000 and $55,000, respectively.

Note 8 – Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan, during 2015 the Plan distributed $12,513 which represented excess contributions made by participants during 2014. During 2014, the Plan distributed $10,965 which represented excess contributions made by participants during 2013.

Note 9 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to Form 5500 consists of the following as of December 31:

	2014	2013
Net assets available for benefits per the financial statements	$ 9,273,300	$ 7,989,650
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,062	5,622
Net assets available for benefits per the Form 5500	$ 9,283,362	$ 7,995,272

A reconciliation of net increase in assets available for benefits according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2014	2013
Net increase in assets available for benefits per the financial statements	$ 1,283,650	$ 2,080,431
Change in adjustment from contract value to fair value for investment contracts - current year	4,440	(10,500)
Net income per the Form 5500	$ 1,288,090	$ 2,069,931

Note 10 – Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the Statements of Net Assets Available for Benefits.

ATTACHMENT TO 2014 FORM 5500 SCHEDULE H
As of 12/31/2014

Employer Identification Number: 23-0593755
PN: 002
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	American Funds	America Beacon Large Cap Value Fund (I)	N/A	$ 902,797
	American Funds	American Funds EuroPacific Growth Fund (R6)	N/A	611,728
	DFA	DFA US Small Cap Portfolio	N/A	828,610
	Fidelity	Fidelity Spartan 500 Index Fund IV Investor	N/A	1,002,886
	Dodge & Cox	Dodge & Cox Income Fund	N/A	502,276
	Vanguard	Vanguard Mid-Cap Index Fund (Inv)	N/A	977,620
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	N/A	816,331
	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund (C)	N/A	720,791 **
*	PAAAS	Moderately Conservative	N/A	250,352
*	PAAAS	Aggressive Asset Allocation	N/A	184,253
*	PAAAS	Moderately Aggressive Asset Allocation	N/A	268,605
*	PAAAS	Moderate Asset Allocation	N/A	240,768
*	Fox Chase Bancorp, Inc.	Common Stock Fund	N/A	1,878,276
*	Participant Notes Receivable	Interest Rate 4.25%	-	110,582
				$ 9,295,875

* Party in interest
** Stable Return Fund contract value is $710,729
N/A - Historical cost has not been presented for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 12, 2015

Fox Chase Bank 401(k) Retirement Plan

By: 

Mary Regnery
Plan Administrator

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm



BAKER TILLY

Baker Tilly Virchow Krause, LLP
2609 Keiser Blvd
Wyomissing, PA 19610-3338
tel 610 927 4910
tel 800 267 9405
fax 888 264 9617
bakertilly.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-167941) on Form S-8 of our report dated June 12, 2015 which appears in this annual report on Form 11-K of the Fox Chase Bank 401(k) Retirement Plan for the year ended December 31, 2014.

Baker Tilly Virchow Krause, LLP

Wyomissing, Pennsylvania
June 12, 2015